Mail Stop 6010

								November 1, 2005


Paul E. Berger, M.D.
President and Chief Executive Officer
NightHawk Radiology Holdings, Inc.
250 Northwest Boulevard, Suite 202
Coeur d`Alene, Idaho 83814

	Re:	NightHawk Radiology Holdings, Inc.
		Registration Statement on Form S-1
		Filed October 5, 2005
		File No. 333-128820

Dear Dr. Berger:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

3. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Prospectus Summary, page 1

4. Your summary does not present a balanced view of your business. Currently, your summary is a detailed discussion of only the positive aspects of your company`s business and strategy. Please revise the summary to discuss the difficulties you face and the obstacles you must overcome to accomplish each of the strategy objectives you list.
The balancing disclosure you provide should be no less prominent than your positive disclosure and should appear under an appropriate heading.

5. Please cite a third-party source for your statement that you "are the leading provider of nighttime and weekend, or off-hours, emergency radiology services to radiology groups and hospitals across the United
States." Also, explain the criteria used in determining you are the leading provider. For example, is it in terms of revenues, customer satisfaction, number of employees, etc.

6. Please define "computed tomography procedures," which appears in the third paragraph of the "Our Business" discussion.

Summary Consolidated Financial and Operating Data, page 5

7. We note your presentation of Non-GAAP adjusted consolidated statement of operations financial data. Please revise your filing to remove all references to this measure or provide all of the disclosures required by Item 10(e)(1) of Regulation S-K. Please refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-
GAAP Financial Measures on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Risk Factors

The market in which we participate is competitive and we expect .
.. .
, page 8

8. Please identify your principal competitors.


If our arrangements with our affiliated radiologists . . . , page
8

9. Please disclose whether any regulatory body has notified you of their belief that your arrangements violate state law.

We have been subject to medical liability claims . . . , page 9

10. Please disclose the aggregate amount of damages alleged for the five medical liability claims you currently have.

We have significant international operations . . . , page 11

11. Please discuss each of the bullet point items in separate risk factors.

We are exposed to foreign currency exchange risks . . . , page 11

12. Please state the high and low exchange rates over the past two years between the U.S. dollar and both the Swiss franc and the Australian dollar.

Interruptions or delays in our information systems . . . , page 12

13. Please discuss any material difficulties you have had in the past with information systems.

We will incur increased costs as a result of being a public company .
.. . , page 13

14. As currently worded, this risk factor could apply to any issuer.
If you keep this risk factor in your document, please revise it so it is more specific to your situation.

Any failure to protect our intellectual property rights . . . , page
13

15. To the extent you are aware that you have any intellectual property that is being infringed upon or that you have been notified of a third party`s belief that you are infringing on their intellectual property, please disclose the situation and potential consequences in either this risk factor or the risk factor that follows it, as applicable.

We are dependent on our management team . . . , page 14

16. We note that "[t]he loss of Dr. Berger or other key personnel could have a material adverse effect on [your] business." Please identify the "other key personnel," and state whether you have written employment contracts with these individuals.

If we acquire any companies or technologies in the future . . . , page
14

17. Please discuss any material difficulties you have experienced in the past with integrating companies you have acquired.

We have recently had to improve our internal accounting systems .
.. .
, page 15

18. This risk factor appears very similar to the one that follows it.
Please combine the two risk factors and eliminate any repetitive or unnecessary text, or revise the two risk factors so it is clear they are discussing distinct risks.

19. Please identify and discuss in more detail the material weaknesses in your internal controls. Also, disclose that a material weakness in internal controls both prevents management from concluding the internal controls are effective and impairs the company`s ability to prevent material misstatements in the financial statements.

You will experience immediate and substantial dilution . . . , page 18

20. Please revise this risk factor to explain that investors who purchase shares will contribute ___% of the total amount to fund the company but will own only ___% of the outstanding share capital and
___% of the voting rights.

Use of Proceeds, page 21

21. We note the statement, "Except as described elsewhere in this prospectus, we have no current agreements or commitments with respect to any material acquisitions." Please identify the acquisitions "described elsewhere in this prospectus," and provide the information required by Instruction 6 to Item 504 of Regulation S-K. If you do not currently have any specific acquisition plans, revise the disclosure so that fact is clear.

Capitalization, page 22

22. Please exclude, from the "pro forma" column, the effect of the conversion of the preferred stock and the termination of the redemption rights upon the completion of the offering. Please include these items only in the "pro forma as adjusted" column to show the distinction between events that have occurred, such as the special distribution to the holders of your common and redeemable preferred stock in September 2005, from those that are contingent on the offering. Please revise your disclosures in other sections of the filing, accordingly.


Dilution, page 24

23. Base your dilution disclosures on the historical net tangible book value as of the most recent balance sheet date. Please revise your disclosures to present line items for historical tangible book value per share and the amounts attributable to pro forma adjustments to arrive at pro forma tangible book value per share.

Unaudited Pro Forma Condensed Combined Financial Data, page 26

24. Please revise the second introductory paragraph to clarify that the unaudited pro forma condensed combined balance sheet data is to give effect to the ATN acquisition as if it was consummated as of the
June 30, 2005, the latest balance sheet included in the filing. This comment also applies to the ATN pro forma financial information disclosures starting on page F-55.

Unaudited Pro Forma Condensed Combined Balance Sheet Data, page 27

25. Please provide in a note to the pro forma financial information a schedule disclosing the calculation of the purchase price of ATN, including the value assigned to the shares issued and the basis for determining that value. This comment also applies to the ATN pro forma financial information disclosures starting on page F-55.

26. We note that pro forma adjustments (1), (2), and (9) are based on preliminary estimates. Please state, if true, that in management`s opinion the preliminary purchase price and allocation of cost is not expected to materially differ from the final amounts; otherwise, present additional pro forma information to give effect to the range of possible results. Refer to Rule 11-02(b)(8) of Regulation S-X. This comment also applies to the ATN pro forma financial information disclosures starting on page F-55.

27. It appears that the reversal of a portion of the basis differences for the period January 1, 2004 through June 30, 2005 in pro forma adjustment (2) is not appropriate since the purpose of a pro forma balance sheet is to present the effect of the acquisition as if it was consummated on the latest balance sheet date. Please remove this reversal or tell us why this adjustment is appropriate. This comment also applies to the ATN pro forma financial information disclosures starting on page F-55.

28. It appears that pro forma adjustment (3) should reduce additional paid-in capital to zero before adjusting retained (deficit).
Please
revise this pro forma adjustment or explain to us your basis for this pro forma adjustment.

29. It appears that pro forma adjustments (4) and (5) are related to the completion of the offering. As such, these pro forma adjustments would be more appropriately classified as adjustments related to the offering.

Unaudited Pro Forma Condensed Combined Statements of Operations,
page
28

30. Please revise the pro forma statements of operations for the year ended December 31, 2004 to provide a separate historical statement of operation column for each acquired company.

31. Please expand your pro forma footnotes to disclose the basis for
each adjustment and how the adjustment was computed.   For
example,
please expand pro forma adjustment (6) to disclose the amortization periods of significant intangible assets acquired to clarify how the pro forma amortization amounts were computed. Please revise the remaining pro forma adjustments, as appropriate. This comment also applies to the ATN pro forma financial information disclosures starting on page F-55.

32. In addition to historical earnings per share data, please disclose pro forma per share data to give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn by the special distributions. Please refer to SAB Topic 1.B.3. Please include footnote disclosure to clarify how the adjustments to weighted averages of common shares outstanding are computed.

Selected Consolidated Financial Data, page 30

33. Please disclose that Nighthawk Radiology Services, LLC was founded in August 2001 to clarify that 2001 is not a full fiscal year.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Recent Acquisition, page 32

34. Please explain how you valuated ATN and your company`s stock to determine the consideration was an appropriate amount to pay for ATN.

35. Please state how many additional shares of your stock you may issue in connection with the second and third bullet points on page
33.


Critical Accounting Policies, page 33

Estimates, page 35

36. Please expand your disclosures to address material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements. Consistent with
Section V of Financial Reporting Release No. 72, please include the following disclosures:

* Include an analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.
* Specifically address why your accounting estimates or assumptions bear the risk of change.
* Analyze, to the extent material, such factors as how accurate the estimate or assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.
* Analyze the estimate or assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

Results of Operations, page 41

Comparison of Six Months Ended June 30, 2004 and June 30, 2005,
page
41

Service Revenue, page 41

37. We note the increase in service revenue was a result of several factors. Please quantify the amount of change due to each factor. Please refer to Rule 303 (a)(3)(iii) of Regulation S-K and FRC
Section
501.04. Please revise your discussion of changes in other statement of operations line items and your results of operations discussion for the three years ended December 31, 2004, as appropriate.

Quantitative and Qualitative Disclosures About Market Risk, page
54

38. It appears that your long-term debt is subject to interest rate risk. Please provide the disclosures required by Rule 305 of Regulation S-K or disclose why your debt is not subject to material interest rate risk.


Business

Overview, page 55

39. The last paragraph of this section discusses primary and preliminary reads and states third-party payors or patients pay only for primary reads provided by your customers.

* How many reads are done for one typical patient, and over what period of time?
* Why is more than one read necessary?
* How do primary and preliminary reads differ, other than the fact that the primary read is last?

Pursue strategic acquisitions, page 61

40. We note from footnote 1 in ATN`s financial statements, which is on
page F-50 of your document, that ATN operates 365 days per year,
24
hours per day. We further note you have not integrated ATN into your operations. Please state whether you intend to integrate it. Also, please discuss how ATN`s operating hours fit into your general strategy of hiring radiologists in other parts of the world so they can work local daytime hours. State whether you plan to change ATN`s operating hours when you integrate it.

Affiliated radiologists, page 61

41. Please expand the discussion to clarify whether you hire radiologists in the United States and relocate them to your foreign facilities, or do you seek out U.S. licensed radiologists who are already located near your foreign facilities?

Competition, page 64

42. Please identify any competitors that are dominant in your industry.

Medicare and Medicaid reimbursement programs, page 65

43. Based on the discussion under "The current approach to off-hours radiology," it appears that you offer a one read solution, instead of requiring a primary interpretation the following day by the same or different radiologist to confirm an overnight analysis. If the reads by your affiliated radiologists are the primary reads, and such services are not reimbursable if performed from a location outside the
United States, for what services are you paid by your customer radiology groups and hospitals? Do your customers seek Medicare and
Medicaid reimbursement for the services performed by your affiliated radiologists or do you limit your affiliated radiologists services to non-Medicare and non-Medicaid patients?

Employees and Independent Contractors, page 67

44. We note that as of June 30, 2005 you had 130 full-time equivalent employees. Please explain what an equivalent employee is. Note that
Item 101(c)(xiii) requires disclosure of the number of persons the company employs.

Management

Employment Agreements, page 73

45. Please state the term of the three employment agreements discussed in this section.

Certain Relationships and Related Party Transactions, page 78

46. Please file as exhibits the August 2002 agreement with Michael Cooney and the November 2004 agreement with the Regents of the University of California.

Material United States Federal Tax Considerations for Non-U.S.
Holders
of Common Stock, page 89

47. Please delete the word "certain" from the first sentence of this section. It may give investors the impression that some material tax considerations are omitted.

Directed Share Program, page 94

48. We note you intend to include a directed share offering as part of your public offering. Please provide us with any material you have sent or intend to send to potential purchasers, such as a "friends and family letter." Tell us when you first sent them or intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriter. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.

49. Please disclose whether the shares purchased in the directed share program will be subject to lock-up agreements. If they will be, please briefly describe the terms of the lock-up agreements.


NightHawk Radiology Holdings Inc. and Subsidiaries Financial
Statements

Audited Consolidated Financial Statements, page F-2

Notes to Consolidated Financial Statements, page F-8

Note 1. The Company, page F-8

Recapitalization, page F-8

50. Please disclose, and explain to us, why the transactions collectively have been accounted for as a recapitalization and no change in control of the Company occurred as a result of these transactions. Please tell how the recapitalization entries to Stockholders` Equity (Deficit) were computed. Please cite authoritative accounting literature to support your accounting.

Note 3.  Acquisition, page F-13

51. Please expand your disclosures to describe the factors that contributed to a purchase price that resulted in the recognition of goodwill, the value assigned to the common shares issued and the basis for determining the value of the shares. Please refer to paragraph 51
SFAS 141.

Note 9.  Employee Benefits and Stock Plans, page F-17

52. We note that you have not disclosed an estimated offering price.
We are deferring a final evaluation of stock compensation and other
costs recognized until the estimated offering price is specified
and
we may have further comment in this regard when the amendment containing that information is filed. In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since October 1, 2004 through the date of your response. Please provide the following information separately for each equity issuance:

* The date of the transaction,
* The number of options granted or shares issued,
* The exercise price or per share amount paid,
* Management`s fair market value per share estimate and how the estimate was made,
* An explanation of how the fair value of the convertible preferred stock and common stock relate, given the one-for-one conversion ratio,
* The identity of the recipient, indicating if the recipient was a related party,
* Nature and terms of concurrent transactions; and
* The amount of any compensation or interest expense element.

Also, progressively bridge management`s fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis. Provide us with a chronology of events leading to the filing of your IPO including when discussions began with potential underwriters.

Additionally, please provide the disclosures suggested by the AICPA
Audit and Accounting Practice - Valuation of Privately-Held-
Company
Equity Securities Issued as Compensation.

Note 10.  Earnings Per Share, page F-19

53. Please disclose, and explain to us, how you computed the weighted average common shares outstanding for each period presented. We note that approximately 19.4 million shares were issued and outstanding at
December 31, 2004 and June 30, 2005.

Note 11.  Income Taxes, page F-19

54. Please disclose adjustments of a deferred tax asset or
liability
as a result of a change in tax status.  Please refer to paragraphs
28
and 45(g) of SFAS 109. This comment also applies to Note 6 to the financial statements of ATN on page F-52

Note 12. Stockholders` Equity and Members` Equity, page F-21

Preferred Stock, page F-21

55. Please expand your disclosure to clarify why the conversion feature of the redeemable preferred stock is considered an embedded derivative under SFAS 133 and explain to us.

Unaudited Condensed Consolidated Financial Statements, page F-24

56. Please revise your interim financial statement disclosures based on the preceding audited financial statement comments, as applicable.


DayHawk Radiology Services, LLC Financial Statements

Notes to Financial Statements

(A) Summary of Significant Accounting Policies, page F-39

57. Please disclose your revenue recognition policy.

NightHawk Radiology Holdings, Inc. and DayHawk Radiology Services,
LLC
Unaudited Pro Forma Condensed Combined Statement of Income
Overview,
page F-42

Notes to Unaudited Pro Forma Condensed Combined Statement of
Income,
page F-44

Note 2:  Pro Forma Adjustments, page F-44

58. Please expand footnote (1) to disclose the amortization period of the intangible assets acquired to clarify how the pro forma amortization adjustment was computed.

59. Please expand footnote (2) to show how the pro forma income tax adjustment was computed.

NightHawk Radiology Holdings, Inc and American Teleradiology
Nighthawks, Inc.
Unaudited Pro Forma Condensed Combined Financial Information
Overview,
F-55

Notes to Unaudited Pro Forma Condensed Combined Financial
Information,
page F-59

Note 1:  Purchase Price, page F-59

60. We note in your disclosure that the purchase price is an estimate and includes contingent consideration. Including contingent consideration in the calculation of the total purchase price appears to be based on forecasts and not factually supportable under Article
11 of Regulation S-X. Please revise your pro forma disclosures to remove contingent consideration from the calculation of the total purchase price or advise us. Please revise footnote (1) to disclose the specific terms of the contingent consideration and the potential impact on future earnings.

Item 16. Exhibits and Financial Statement Schedules, page II-3

61. We note you have not yet filed some of your exhibits. Please be aware we will need time to review the exhibits once they are filed, and we may have comments on them. Any comments we have will need to be resolved prior to effectiveness.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Todd Sherman at (202) 551-3665 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Patrick J. Schultheis, Esq.
	Mark J. Handfelt, Esq.
	Mark A. Callon, Esq.
	Wilson Sonsini Goodrich & Rosati Professional Corporation
	701 Fifth Avenue, Suite 5100
	Seattle, Washington 98104
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??

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Paul E. Berger, M.D.
NightHawk Radiology Holdings, Inc.
November 1, 2005
Page 1